UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SALLY BEAUTY HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

79546E 10 4

(CUSIP Number)

Paul S. Bird

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 16, 2006

(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CDRS Acquisition LLC 98-0443676 *
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

85,795,405
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

85,795,405

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

85,795,405
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

47.7%
(14)	Type of Reporting Person

OO

*	I.R.S. Identification No. of its sole member, Clayton, Dubilier & Rice Fund VII, L.P.

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Clayton, Dubilier & Rice Fund VII, L.P. 98-0443676
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

85,795,405
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

85,795,405

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

85,795,405
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

47.7%
(14)	Type of Reporting Person

PN

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CD&R Associates VII, Ltd. 98-0443641
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

85,795,405
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

85,795,405

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

85,795,405
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

47.7%
(14)	Type of Reporting Person

OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CD&R Associates VII, L.P. 20-2318730
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

85,795,405
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

85,795,405

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

85,795,405
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

47.7%
(14)	Type of Reporting Person

PN

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CD&R Investment Associates VII, Ltd. 98-0443704
(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

85,795,405
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

85,795,405

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

85,795,405
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

47.7%
(14)	Type of Reporting Person

OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CD&R Parallel Fund VII, L.P. 75-3205316
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

567,566
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

567,566

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

567,566
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

0.3%
(14)	Type of Reporting Person

OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

CD&R Parallel Fund Associates VII, Ltd. 75-3205315
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

-0-
(8) Shared Voting Power

567,566
(9) Sole Dispositive Power

-0-
(10) Shared Dispositive Power

567,566

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

567,566
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row 11

0.3%
(14)	Type of Reporting Person

OO

CONTINUATION PAGES TO AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. l to the Statement on Schedule 13D, initially filed on June 28, 2006, relates to the beneficial ownership of the common stock, par value $0.01, per share (the “Common Stock”), of Sally Beauty Holdings, Inc., a Delaware corporation formerly named New Sally Holdings, Inc. (“Sally Beauty”). This Amendment is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1. Security and Company.

The class of equity securities to which this statement relates is the Common Stock issued by Sally Beauty, which has its principal executive office at 3001 Colorado Blvd., Denton, Texas 76210.

Item 2. Identity and Background.

(a) Reference is made to Row 1 of the cover pages for the names of the Reporting Persons.

The following persons are directors or executive officers of CDRS Acquisition LLC (“CDRS”):

Richard J. Schnall

Donald J. Gogel

Kenneth A. Giuriceo

Theresa A. Gore

The following persons are directors or executive officers of each of CD&R Associates VII, Ltd. (“Associates VII”), CD&R Investment Associates VII, Ltd. (“Investment Associates VII”) and CD&R Parallel Fund Associates VII, Ltd. (“Parallel Associates VII”):

Joseph L. Rice, III

Donald J. Gogel

Kevin J. Conway

Theresa A. Gore

(b) The business address for each of the following persons listed in Item 2(a) above is c/o Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152:

Messrs. Rice, Gogel, Conway, Schnall and Giuriceo and Ms. Gore.

The business address for each of the following persons listed in Item 2(a) above is 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803:

CDRS, Clayton, Dubilier & Rice Fund VII, L.P. (“Fund VII”), Associates VII, CD&R Associates VII, L.P. (“Associates VII LP”), CD&R Parallel Fund VII, L.P. (“Parallel Fund VII”) and Parallel Associates VII.

The business address for Investment Associates VII is c/o Maples and Calder, Attorneys-at-Law, PO Box 309GT, Ugland House, George Town, Grand Cayman, Cayman Islands, British West Indies.

(c) CDRS is a Delaware limited liability company organized by Fund VII for the purpose of making and holding an equity investment in Sally Beauty (see Item 4 below).

Fund VII is a private investment fund.

Associates VII is the general partner of Fund VII.

Associates VII LP is the sole shareholder of Associates VII, and a limited partner of Fund VII.

Investment Associates VII is the general partner of Associates VII LP.

Parallel Fund VII is a private investment fund.

Parallel Associates VII is the general partner of Fund VII.

Messrs. Rice, Gogel, Conway, Schnall, Giuriceo and Ms. Gore are employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th floor, New York, New York 10152, which is the manager of Fund VII and Parallel Fund VII.

(d) and (e) None of the persons with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All natural persons listed in this Item 2 are citizens of the United States. Fund VII, Associates VII, Associates VII LP, Investment Associates VII, Parallel Fund VII and Parallel Associates VII are organized under the laws of the Cayman Islands. CDRS is organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for each of the 85,795,405 and 576,566 shares of Common Stock acquired by CDRS and Parallel Fund VII, respectively, was $571,221,178.21 and $3,778,821.79, respectively. CDRS obtained its funds from Fund VII, which obtained them from a capital contribution of its partners. Parallel Fund VII obtained its funds from a capital contribution of its partners.

The above mentioned shares of Common Stock automatically converted on a one-for-one basis from shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), that were initially issued and sold to each of CDRS and Parallel Fund VII. Descriptions of the investment by CDRS and Parallel Fund VII and of the Class A Common Stock and its conversion into Common Stock are included in the proxy statement/prospectus—information statement (the “Prospectus”) included as part of the Registration Statement on Form S-4, as amended (File No. 333-136259), of Sally Beauty filed with the Securities and Exchange Commission.

Item 4. Purpose of Transaction.

Each of Fund VII and Parallel Fund VII is a private investment fund that invests in equity securities. The Common Stock has been acquired by the Reporting Persons for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)(i) CDRS is the direct beneficial owner of 85,795,405 shares of Common Stock, representing approximately 47.7% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 17, 2006).

(ii) Parallel Fund VII is the direct beneficial owner of 567,566 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 17, 2006).

(iii) Fund VII, as the result of its position as the sole member of CDRS, Associates VII, as the result of its position as the general partner of Fund VII, Associates VII LP, as the result of its position as the sole shareholder of Associates VII, and Investment Associates VII, as the result of its position as the general partner of Associates VII LP, may be deemed to beneficially own the shares of Common Stock in which CDRS has beneficial ownership.

(iv) Parallel Associates VII, as the result of its position as the general partner of Parallel Fund VII, may be deemed to beneficially own the shares of Common Stock in which Parallel Fund VII has beneficial ownership.

(v) Each of Fund VII, Associates VII, Associates VII LP, Investment Associates VII and Parallel Associates VII disclaims beneficial ownership of the shares of Common Stock in which CDRS or Parallel Fund VII has beneficial ownership.

(vi) Except as described in sections (a)(i)-(v) of this Item 5, no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which CDRS or Parallel Fund VII has beneficial ownership.

(b) See Item 5(a) above.

(c) On November 16, 2006, CDRS and Parallel Fund VII each acquired 85,795,405 and 567,566 shares of Class A Common Stock, respectively, for an aggregate purchase price of $571,221,178.21 and $3,778,821.79, respectively. At 12:01 a.m. Eastern time on November 17, 2006, each share of Class A Common Stock converted automatically into one share of Common Stock. Descriptions of the investment by CDRS and Parallel Fund VII and of the Class A Common Stock and its conversion into Common Stock are included in the Prospectus.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

In connection with their respective investments in Sally Beauty, each of CDRS and Parallel Fund VII entered into a Stockholders Agreement, dated as of November 16, 2006, with Sally Beauty and the other stockholders party thereto. Descriptions of the material provisions of the Stockholders Agreement are included in (i) the Prospectus and (ii) the Current Report on Form 8-K of Sally Beauty, as filed with the Securities and Exchange Commission on October 30, 2006. A copy of the Stockholders Agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement pursuant to rule 13d-1(k)(1) among the Reporting Persons, dated November 27, 2006.

Exhibit 99.2.	Stockholders Agreement, dated as of November 16, 2006, by and among Sally Beauty Holdings, Inc., CDRS Acquisition LLC, CD&R Parallel Fund VII, L.P. and the other stockholders party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2006

CDRS ACQUISITION LLC

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Executive Vice President and Treasurer

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By: CD&R Associates VII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, L.P.

By:	CD&R Investment Associates VII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R PARALLEL FUND VII, L.P.

By:	CD&R Parallel Fund Associates VII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary